

January 16, 2014

<u>Via E-Mail</u>
Mark Moshayedi
President and Chief Executive Officer
sTec, Inc.
3001 Daimler Street
Santa Ana, CA 92705

> **Re: sTec, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2013**
> **File No. 000-31623**

Dear Mr. Moshayedi:

In light of the Form 15 filed by you on September 23, 2013, we have completed our review of the above-referenced filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        James J. Moloney, Esq.
        Gibson, Dunn and Crutcher LLP